                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                       Atlas Air Worldwide Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   049164 10 6
                                 (CUSIP Number)

       Mark R. Levy, Holland & Hart LLP, 555 17th Street, Denver, CO 80202
                                 (303) 295-8000
--------------------------------------------------------------------------------
             (Name/Address/Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   MAY 6, 2002
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 049164 10 6                                       Page 2 of Pages 19

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael A. Chowdry Marital Trust created u/w/o Michael A. Chowdry dated March 26, 1996, as amended by codicil dated October 15, 1996
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                  (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         1,529,189
                    ------------------------------------------------------------
 Number of          8    SHARED VOTING POWER
  shares
beneficially             15,285,593
 owned by           ------------------------------------------------------------
   each             9    SOLE DISPOSITIVE POWER
 reporting
  person                 1,529,189
   with             ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         15,285,593
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,814,782
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 049164 10 6                                       Page 3 of Pages 19

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Atlantic Trust Company, NA, as a trustee of the Trust and a personal representative of the Estate
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                  (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER


                    ------------------------------------------------------------
 Number of          8    SHARED VOTING POWER
  shares
beneficially             16,814,782
 owned by           ------------------------------------------------------------
   each             9    SOLE DISPOSITIVE POWER
 reporting
  person
   with             ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         16,814,782
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,814,782
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 049164 10 6                                       Page 4 of Pages 19

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Linda Chowdry, as a trustee of the Trust, personal representative of the Estate and individually
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                  (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         3,848
                    ------------------------------------------------------------
 Number of          8    SHARED VOTING POWER
  shares
beneficially             17,264,782
 owned by           ------------------------------------------------------------
   each             9    SOLE DISPOSITIVE POWER
 reporting
  person                 3,848
   with             ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         17,264,782
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,268,630
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 049164 10 6                                       Page 5 of Pages 19

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John S. Blue, as a trustee of the Trust and a personal representative of the Estate
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                  (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER


                    ------------------------------------------------------------
 Number of          8    SHARED VOTING POWER
  shares
beneficially             17,264,782
 owned by           ------------------------------------------------------------
   each             9    SOLE DISPOSITIVE POWER
 reporting
  person
   with             ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         17,264,782
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,264,782
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 049164 10 6                                       Page 6 of Pages 19

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chowdry, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                  (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Wyoming
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER


                    ------------------------------------------------------------
 Number of          8    SHARED VOTING POWER
  shares
beneficially             15,285,593
 owned by           ------------------------------------------------------------
   each             9    SOLE DISPOSITIVE POWER
 reporting
  person
   with             ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         15,285,593
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,285,593
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 049164 10 6                                       Page 7 of Pages 19

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chowdry Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                  (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Wyoming
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER


                    ------------------------------------------------------------
 Number of          8    SHARED VOTING POWER
  shares
beneficially             15,285,593
 owned by           ------------------------------------------------------------
   each             9    SOLE DISPOSITIVE POWER
 reporting
  person
   with             ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         15,285,593
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,285,593
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 049164 10 6                                       Page 8 of Pages 19

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chowdry Investments, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                  (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER


                    ------------------------------------------------------------
 Number of          8    SHARED VOTING POWER
  shares
beneficially             15,285,593
 owned by           ------------------------------------------------------------
   each             9    SOLE DISPOSITIVE POWER
 reporting
  person
   with             ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         15,285,593
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,285,593
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 049164 10 6                                       Page 9 of Pages 19

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chowdry Irrevocable Management Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                  (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER


                    ------------------------------------------------------------
 Number of          8    SHARED VOTING POWER
  shares
beneficially             15,285,593
 owned by           ------------------------------------------------------------
   each             9    SOLE DISPOSITIVE POWER
 reporting
  person
   with             ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         15,285,593
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,285,593
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 049164 10 6                                       Page 10 of Pages 19

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AA Holdings, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                  (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         15,285,593
                    ------------------------------------------------------------
 Number of          8    SHARED VOTING POWER
  shares
beneficially
 owned by           ------------------------------------------------------------
   each             9    SOLE DISPOSITIVE POWER
 reporting
  person                 15,285,593
   with             ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,285,593
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                                                             Page 11 of Pages 19


ITEM 1.  SECURITY AND ISSUER

     This Schedule relates to common stock of Atlas Air Worldwide Holdings, Inc. ("Atlas Air" or the "Company"), $ 0.01 par value (the "Common Stock"). The address of the principal executive office of the Company is 2000 Westchester Avenue, Purchase, NY 10577.

ITEM 2.  IDENTITY AND BACKGROUND

     This filing amends the Schedule 13D filed on January 24, 2002 by the Marital Trust, Chowdry, Inc. and the Partnership, all of which are defined below.

     The Estate of Michael A. Chowdry (the "Estate") resulted from the death of Mr. Chowdry on January 24, 2001. Linda Chowdry, John S. Blue and Atlantic Trust Company, N.A., are the personal representatives of the Estate (together, the "Personal Representatives").

     The will of Michael A. Chowdry dated March 26, 1996, as amended by codicil dated October 15, 1996, created the Michael A. Chowdry Marital Trust (the "Trust"). Linda Chowdry, John S. Blue and Atlantic Trust Company, N.A. are the trustees (together, the "Trustees") of the Trust.

     Chowdry, Inc. is a Wyoming corporation. The address of the principal business and the principal office of Chowdry, Inc. is 3905 Frontier Park Avenue, Cheyenne, Wyoming 82001. The officers of Chowdry, Inc. are: Alan A. Kirkbride, President and Treasurer; John S. Blue, Vice President and Assistant Treasurer; Linda Chowdry, Vice President and Linda L. Kirkbride, Secretary. The directors of Chowdry, Inc. are John S. Blue and Linda Chowdry.

     Mr. and Mrs. Kirkbride are both citizens of the United States of America. Their business address is the same address as Chowdry, Inc. The principal occupation of Mr. and Mrs. Kirkbride is ranching.

     Chowdry Limited Partnership, is a Wyoming limited partnership (the "Partnership"). The address of the principal business and the principal office of the Partnership is 3905 Frontier Park Avenue, Cheyenne, Wyoming 82001. The general partner of the Partnership is the Trust and the limited partner is the Chowdry Irrevocable Trust, created for the benefit of Michael Chowdry's children. The business purpose of the Partnership is to acquire, invest in, manage, and otherwise deal for profit in securities of public and private corporations and to conduct such other business as the general partner may in its discretion determine.

     Linda Chowdry is a citizen of the United States of America, whose business address is 7333 W. Jefferson Ave., Suite 225, Lakewood, Colorado, 80235. On February 8, 2001, Linda Chowdry was elected a director of Atlas Air and a member of the Executive Committee of Atlas Air.

                                                             Page 12 of Pages 19


     John S. Blue is a citizen of the United States of America, whose business address is 7333 W. Jefferson Ave., Suite 225, Lakewood, Colorado, 80235. Mr. Blue is an advisor to Linda Chowdry and the Chowdry family.

     Atlantic Trust Company, N.A. ("Atlantic Trust"), formerly known as Pell Rudman Trust Company, N.A., is a national association with offices located at 1401 Seventeenth Street, Suite 1000, Denver, CO 80202-1239. Atlantic Trust is a limited purpose, national chartered trust company, regulated by the Office of the Comptroller of the Currency. Atlantic Trust provides private wealth management services to high-net-worth individuals and families located throughout the world.

     Chowdry Irrevocable Management Trust ("Chowdry Trust") was created by Linda Chowdry on April 26, 2002. The trustees of the Chowdry Trust are Linda Chowdry, John Blue and Atlantic Trust.

     Chowdry Investments, LLC, is a Colorado limited liability company ("Chowdry Investments"), whose members are Linda Chowdry and the Trust. The address of the principal business and the principal office of Chowdry Investments is 7333 West Jefferson Avenue, Suite 225, Lakewood, Colorado 80235. Chowdry Investments is managed by Ms. Chowdry, the Trust and the Chowdry Trust. The business purpose of Chowdry Investments is to acquire, own, manage and sell assets of Chowdry Investments and to accomplish any lawful business whatsoever.

     AA Holdings, LLC, is a Colorado limited liability company ("AA Holdings"), whose members are Chowdry, Inc., the Partnership and Chowdry Investments. The address of the principal business and the principal office of AA Holdings is 7333 West Jefferson Avenue, Suite 225, Lakewood, Colorado 80235. AA Holdings is managed by Ms. Chowdry, the Trust, Chowdry Investments, the Partnership and Chowdry, Inc. The business purpose of AA Holdings is to acquire, own, manage and sell assets of AA Holdings and to accomplish any lawful business whatsoever.

     During the last five years, the Trust, Chowdry, Inc., the Partnership, Mr. and Mrs. Kirkbride, Ms. Chowdry, Mr. Blue, Atlantic Trust, Chowdry Trust, Chowdry Investments, and AA Holdings have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, each of them has also not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Estate transferred beneficial ownership of 16,935,501 shares of Common Stock to the Trust in accordance with the terms of Mr. Chowdry's will in April, 2002. The options to purchase 450,000 shares of Atlas Air remaining in the Estate may also be

                                                             Page 13 of Pages 19


transferred to the Trust. In accordance with the terms of Mr. Chowdry's will, the Estate also transferred to the Trust 100% of the outstanding capital stock of Chowdry, Inc. No funds were involved in these transfers. The Estate owns beneficially less than 5% of the outstanding Common Stock.

     Prior to Atlas Air's becoming a public company, the predecessor entities of Chowdry, Inc. and the Partnership acquired in 1995 certain shares of the Common Stock from Mr. Chowdry who was the founder of Atlas Air and, for a small number of shares of Common Stock, from Ms. Chowdry. The predecessor entities issued interests in the entities for such Common Stock, except that the predecessor of the Partnership purchased shares that are now 5,512,500 shares of Common Stock of Atlas Air. On May 6, 2002, the Partnership transferred 7,071,501 shares of Common Stock to AA Holdings and Chowdry, Inc. transferred 1,755,000 shares of Common Stock to AA Holdings. For these shares, the Partnership and Chowdry, Inc. received interests in AA Holdings proportionate to the total holdings of AA Holdings of Common Stock of Atlas Air.

     On April 30, 2002, Linda Chowdry transferred 92 shares of Common Stock and the Trust transferred 6,459,000 shares of Common Stock to Chowdry Investments in exchange for member interests in Chowdry Investments proportionate to the number of shares of Common Stock transferred to Chowdry Investments. On May 6, 2002, Chowdry Investments transferred 6,459,092 shares of Common Stock to AA Holdings in exchange for member interests in AA Holdings proportionate to the total number of shares of Common Stock owned by AA Holdings.

     On May 22, 2002, Chowdry Investments transferred to the Partnership member interests in AA Holdings, which may be deemed to represent indirectly 4,517,732 shares of Common Stock, for $50 million in cash.

ITEM 4. PURPOSE OF TRANSACTION

     The shares of Common Stock beneficially owned by the Trust, Ms. Chowdry, Mr. Blue, Atlantic Trust, Chowdry, Inc., the Partnership, Chowdry Investments and AA Holdings were (with the exception of 92 shares contributed by Ms. Chowdry and shares subject to options held by Ms. Chowdry) originally owned by Michael
A. Chowdry, the founder of Atlas Air. The shares are held by the Trust, Ms. Chowdry and AA Holdings for investment purposes and may also represent a controlling interest in Atlas Air.

     The Estate may acquire additional shares of Atlas Air upon the exercise of options that were held by Michael A. Chowdry. Ms. Chowdry may acquire additional shares of Atlas Air Common Stock upon the exercise of options held by her. Ms. Chowdry receives periodically options to acquire Common Stock as compensation for her services as a director of Atlas Air.

     The Trust, Ms. Chowdry, Mr. Blue, Atlantic Trust, Chowdry Trust, Chowdry, Inc., the Partnership, Chowdry Investments and AA Holdings may also engage in

                                                             Page 14 of Pages 19


transactions in which shares of the Common Stock are transferred or exchanged among them. After these transactions, these parties may continue to be the beneficial owners of such shares. The Trust may also distribute shares of Common Stock to Linda Chowdry as an income beneficiary of the Trust.

     Currently, the Trust is selling Common Stock periodically on the market pursuant to Securities and Exchange Commission Rules 144 and 10b5-1. AA Holdings (or any of the other reporting parties who may acquire shares of Common Stock from AA Holdings) may engage in similar periodic sales of Common Stock in the future under Rules 144 and 10b5-1 of the Securities and Exchange Commission.

     The Trust, the Trustees, Chowdry, Inc., the Partnership, Chowdry Trust, Chowdry Investments and AA Holdings intend to continuously review their investment in Atlas Air, and may in the future determine (1) to acquire additional securities of Atlas Air, through open market purchases, private agreements, or otherwise, (2) to acquire additional securities through the exercise of existing stock options or stock options granted to them in the future, (3) to dispose of all or a portion of the securities of Atlas Air owned by them in privately negotiated transactions or otherwise or (4) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Trust, the Trustees, Chowdry, Inc., the Partnership, Chowdry Trust, Chowdry Investments and AA Holdings specifically reserve the right to change their intention with respect to any or all of such matters.

     Except as described above, neither the Trust, the Trustees, Chowdry, Inc. the Partnership, Chowdry Trust, Chowdry Investments nor AA Holdings have present plans or proposals which relate to or would result in:

     1. The acquisition by any person of additional securities of Atlas Air, or the disposition of securities of Atlas Air;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Atlas Air or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of Atlas Air or of any of its subsidiaries;

     4. Any change in the present board of directors or management of Atlas Air, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     5. Any material change in the present capitalization or dividend policy of Atlas Air;

     6. Any other material change in Atlas Air's business or corporate structure;

                                                             Page 15 of Pages 19


     7. Changes in Atlas Air's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Atlas Air by any person;

     8. A class of securities of Atlas Air being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     9. A class of equity securities of Atlas Air becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     10.  Any action similar to any of those enumerated in this paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of May 31, 2002: the Trust beneficially owned 16,814,782 shares of Common Stock representing 44% of the outstanding Common Stock; Ms. Chowdry beneficially owned 17,268,630 shares of Common Stock representing 45% of the outstanding Common Stock; Mr. Blue beneficially owned 17,264,782 shares of Common Stock representing 45% of the outstanding Common Stock; Atlantic Trust as Trustee owned beneficially 16,814,782 shares of Common Stock representing 44% of the outstanding Common Stock; Chowdry Trust beneficially owned 15,285,593 shares of Common Stock representing 40% of the outstanding Common Stock; Chowdry, Inc. beneficially owned 15,285,593 shares of Common Stock representing 40% of the outstanding Common Stock; the Partnership beneficially owned 15,285,593 shares of Common Stock representing 40% of the shares of Common Stock; Chowdry Investments beneficially owned 15,285,593 shares representing 40% of the shares of Common Stock; and AA Holdings beneficially owned 15,285,593 shares of Common Stock representing 40% of the shares of Common Stock. The beneficial ownership of the Trust, the Trustees, Chowdry, Inc., the Partnership, Chowdry Trust and Chowdry Investments includes in each case 15,285,593 shares of Common Stock owned by AA Holdings.

     The Estate owns beneficially at the date of this Report fully vested and exercisable options to acquire 450,000 shares of Common Stock, representing less than 1% of the Common Stock outstanding or deemed outstanding for this purpose. Ms. Chowdry, Mr. Blue and Atlantic Trust as the Personal Representatives may be deemed to share beneficial ownership of shares of Common Stock owned by the Estate. Ms. Chowdry, Mr. Blue and Atlantic Trust, as Trustees, may be deemed to share beneficial ownership of the shares of Common Stock owned beneficially by the Trust. In addition, Ms. Chowdry owns for her own account 3,848 shares of Common Stock, which includes options exercisable currently or within 60 days to acquire 3,000 shares of Common Stock, and 614,250 shares of Common Stock represented indirectly by her ownership of 35% of Chowdry, Inc. Mr. Blue and the Atlantic Trust Company own no shares of Common Stock.

                                                             Page 16 of Pages 19


     (b) As of May 31, 2002, the Trust had sole power to vote and dispose of 1,529,189 shares of Common Stock held in its name, and shared power to vote and dispose of 15,285,593 shares of Common Stock held by AA Holdings; Chowdry, Inc. had shared power to vote and dispose of 15,285,593 shares of Common Stock held by AA Holdings; the Partnership had shared power to vote and dispose of 15,285,593 shares of Common Stock held by AA Holdings; Atlantic Trust, as Trustee, shared power to vote and dispose of 16,814,782 shares of Common Stock which includes 1,529,189 shares of Common Stock held by the Trust and 15,285,593 shares of Common Stock held by AA Holdings; Chowdry Trust had shared power to vote and dispose of 15,285,593 shares of Common Stock held by AA Holdings; Chowdry Investments had shared power to vote and dispose of 15,285,593 shares of Common Stock held by AA Holdings; AA Holdings had sole power to vote and dispose of 15,285,593 shares of Common Stock; the Estate had the sole power to vote and dispose of 450,000 shares as described above; the Trustees, in their capacities as both Trustees and Personal Representatives, may be deemed to share power with each other to vote and dispose of 17,264,782 shares of Common Stock owned beneficially by the Trust and the Estate; and Ms. Chowdry had individually sole power to vote and dispose of the shares of Common Stock owned beneficially by her as described above.

     The Trust and the Trustees, in their capacities as Trustees and managers of Chowdry Investments and AA Holdings, have the power to determine how to vote shares of Common Stock owned by AA Holdings and which may be deemed to be indirectly owned by Chowdry, Inc., the Partnership, Chowdry Trust and Chowdry Investments and whether or not to dispose of any such shares of Common Stock. The powers of the Trust and the Trustees are derived from: their ownership of the outstanding stock of Chowdry, Inc. (Ms. Chowdry owns 35% and the Trust owns 65% of the outstanding stock of Chowdry, Inc.); their ownership of the sole general partnership interest in the Partnership; and their status as both beneficial owners and co-managers of Chowdry Investments and AA Holdings.

     Because of the Trust's and Trustees' powers regarding the Common Stock owned by Chowdry, Inc., the Partnership, Chowdry Investments and AA Holdings, and because of the Trustees' roles at these entities, the parties filing this Schedule might be deemed to be acting as a group in regard to the Common Stock. However, the parties disclaim any agreement to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock and thus disclaim any such group exists.

     (c) The persons named in Item 5(a) have not effected any transactions in the Common Stock during the past sixty days, other than the periodic ongoing sales by the Trust on the market at prevailing prices by its broker pursuant to Securities and Exchange Commission Rules 144 and 10b5-1 as noted above.

     (d) By virtue of the terms of the Trust, Ms. Chowdry has the right to receive income of the Trust, which includes dividends from any Common Stock owned directly or indirectly by the Trust and can include proceeds from the sale of such Common Stock. The limited partners of the Partnership, which includes a trust for the benefit of

                                                             Page 17 of Pages 19


the children of Michael and Linda Chowdry, have the right to receive dividends from, or proceeds from the sale of, Common Stock which may be deemed indirectly owned by the Partnership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Personal Representatives and Morgan Stanley & Co., Incorporated, entered into a Sales Plan with respect to the Common Stock on November, 14, 2001. This sales plan was assigned to the Trust in February, 2002, and such assignment is attached hereto as an exhibit.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following agreements are an exhibit to this Schedule: Sales Plan among the Personal Representatives and Morgan Stanley & Co., Incorporated, as assigned to the Trust; and Agreement Regarding Filing among the Trust, the Trustees, Chowdry, Inc., the Partnership, Chowdry Investments and AA Holdings.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 10, 2002
------------------------------------
Date


MICHAEL A. CHOWDRY MARITAL TRUST


By: /s/ Linda Chowdry
    --------------------------------
       Linda Chowdry, as trustee


By: /s/ John S. Blue
    --------------------------------
        John S. Blue, as trustee


By: Atlantic Trust Company, N.A., as trustee

    By: /s/ Don E. Scott
        ----------------------------
        Don E. Scott
        Senior Vice President

                                                             Page 18 of Pages 19


ATLANTIC TRUST COMPANY, N.A.

By: /s/ Don E. Scott
    --------------------------------
       Don E. Scott
       Senior Vice President

/s/ LINDA CHOWDRY
------------------------------------
LINDA CHOWDRY

/s/ JOHN S. BLUE
------------------------------------
JOHN S. BLUE



CHOWDRY, INC.


By: /s/ John S. Blue
    --------------------------------
       John S. Blue Vice President



CHOWDRY LIMITED PARTNERSHIP

    By: Michael A. Chowdry Marital Trust

    By: /s/ Linda Chowdry
        --------------------------------
        Linda Chowdry, as trustee

    By: /s/ John S. Blue
        --------------------------------
        John S. Blue, as trustee

    By: Atlantic Trust Company, N.A., as trustee

        By: /s/ Don E. Scott
            --------------------------------
              Don E. Scott
              Senior Vice President


CHOWDRY INVESTMENTS, LLC


By: /s/ Linda Chowdry
    --------------------------------
    Linda Chowdry, Co-Manager
    --------------------------------

                                                             Page 19 of Pages 19


CHOWDRY IRREVOCABLE MANAGEMENT TRUST


By: /s/ Linda Chowdry
    --------------------------------
       Linda Chowdry, as trustee


By: /s/ John S. Blue
    --------------------------------
       John S. Blue, as trustee


By:    Atlantic Trust Company, N.A., as trustee

    By: /s/ Don E. Scott
        ----------------------------
        Don E. Scott
        Senior Vice President



AA HOLDINGS, LLC


By: /s/ Linda Chowdry
    --------------------------------
        Linda Chowdry, Co-Manager

                           EXHIBIT TO SCHEDULE 13D OF
         MICHAEL A. CHOWDRY MARITAL TRUST, ATLANTIC TRUST COMPANY, N.A., LINDA CHOWDRY, JOHN S. BLUE, CHOWDRY, INC., CHOWDRY LIMITED PARTNERSHIP,
         CHOWDRY INVESTMENTS, LLC, CHOWDRY IRREVOCABLE MANAGEMENT TRUST,
                              AND AA HOLDINGS, LLC

                               DATED JULY 10, 2002

                           AGREEMENT REGARDING FILING

The undersigned hereby expressly agree that they will file together a Schedule 13D and any further amendments to the Schedule 13D with respect to the undersigned's beneficial ownership of common stock of Atlas Air Worldwide Holdings, Inc.


Date: July 10, 2002



MICHAEL A. CHOWDRY MARITAL TRUST


By: /s/ Linda Chowdry
    --------------------------------
       Linda Chowdry, as trustee


By: /s/ John S. Blue
    --------------------------------
       John S. Blue, as trustee


By: Atlantic Trust Company, N.A., as trustee

    By: /s/ Don E. Scott
        ----------------------------
        Don E. Scott
        Senior Vice President


ATLANTIC TRUST COMPANY, N.A.

By: /s/ Don E. Scott
    --------------------------------
       Don E. Scott
       Senior Vice President

/s/ Linda Chowdry
------------------------------------
LINDA CHOWDRY

/s/ John S. Blue
------------------------------------
JOHN S. BLUE


CHOWDRY, INC.


By: /s/ John S. Blue
    --------------------------------
     John S. Blue Vice President


CHOWDRY LIMITED PARTNERSHIP

    By: Michael A. Chowdry Marital Trust

    By: /s/ Linda Chowdry
        --------------------------------
        Linda Chowdry, as trustee

    By: /s/ John S. Blue
        --------------------------------
        John S. Blue, as trustee

    By: Atlantic Trust Company, N.A., as trustee

        By: /s/ Don E. Scott
            --------------------------------
            Don E. Scott
            Senior Vice President


CHOWDRY INVESTMENTS, LLC

By: /s/ Linda Chowdry
    --------------------------------
    Linda Chowdry, Co-Manager


CHOWDRY IRREVOCABLE MANAGEMENT TRUST


By: /s/ Linda Chowdry
    --------------------------------
       Linda Chowdry, as trustee


By: /s/ John S. Blue
    --------------------------------
       John S. Blue, as trustee


By:    Atlantic Trust Company, N.A., as trustee

    By: /s/ Don E. Scott
        ----------------------------
        Don E. Scott
        Senior Vice President


AA HOLDINGS, LLC

By: /s/ Linda Chowdry
    --------------------------------
    Linda Chowdry, Co-Manager

                           EXHIBIT TO SCHEDULE 13D OF
         MICHAEL A. CHOWDRY MARITAL TRUST, ATLANTIC TRUST COMPANY, N.A., LINDA CHOWDRY, JOHN S. BLUE, CHOWDRY, INC., CHOWDRY LIMITED PARTNERSHIP,
         CHOWDRY INVESTMENTS, LLC, CHOWDRY IRREVOCABLE MANAGEMENT TRUST,
                              AND AA HOLDINGS, LLC

                               DATED JULY 10, 2002

                       ASSIGNMENT AND ASSUMPTION AGREEMENT


     Assignment and Assumption Agreement, dated February __, 2002 (this "Assignment") between The Estate of Michael Chowdry, represented by Linda Chowdry and John S. Blue, acting jointly as Trustees of the Trust ("Assignor") and Linda Chowdry & John S. Blue & Atlantic Trust Pell Rudman Co CO-TTEES Michael A. Chowdry Marital Tr U/W Michael Chowdry 3/26/96 ("Assignee").

     WHEREAS, Assignor entered into a Sales Plan, dated as of November 14, 2001 (the "Sales Plan"), with Morgan Stanley & Co. Incorporated ("Morgan Stanley").

     1. Assignor hereby assigns, and Assignee hereby assumes, all of the rights and obligations of Assignor pursuant to the Sales Plan to Assignee.

     2. Assignee and Assignor hereby represent that no amendment has been made to the substantive terms of the Sales Plan. Accordingly, it is the intention of Assignee and Assignor that this Assignment not constitute an amendment of the Sales Plan for the purposes of compliance with Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     3. Assignee hereby represents that the representations and warranties of Assignor contained in the Sales Plan are, with respect to Assignee, true at and as of the date hereof as if made at and as of the date hereof.

     4. Assignee and Assignor have each consulted its own legal advisor regarding the adoption of this Assignment.

     5. This Assignment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     6.  This Amendment shall be effective as of the date hereof.

     IN WITNESS WHEREOF, the undersigned have signed this Assignment as of the date first written above.

                                    Assignor

                                        By
                                           ------------------------------
                                        Name: Linda Chowdry


                                        By
                                           ------------------------------
                                        Name: John S. Blue


                                    Assignee

                                        By
                                           ------------------------------
                                        Name: Linda Chowdry


                                        By
                                           ------------------------------
                                        Name: John S. Blue


                                        By Atlantic Trust Pell Rudman



                                        ---------------------------------
                                        Name:
                                        Title:

Acknowledged by:

Morgan Stanley & Co. Incorporated


------------------------------
Name:
Title:


Atlas Air Worldwide Holdings, Inc.


------------------------------
Name:
Title: